7628 Thorndike Road
Greensboro, NC 27409-9421

December 12, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Eric Atallah

            Re:       RF Micro Devices, Inc.

                        Form 10-K for the Fiscal Year Ended April 2, 2011

                        Filed June 1, 2011

                        File No. 000-22511

Ladies and Gentlemen:

This letter is submitted in response to (i) comments contained in the letter dated November 14, 2011 from Martin F. James of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to William A. Priddy, Jr., the Chief Financial Officer of RF Micro Devices, Inc. (the “Company” or “RFMD”), regarding the Company’s Form 10-K for the fiscal year ended April 2, 2011 (the “Form 10-K”), and (ii) the telephone conference between representatives of the Company and the Staff on November 30, 2011.  The undertakings made by the Company in that conference are described in more detail below.  We understand that the Staff will not require the Company to address the specific comments contained in the Staff’s November 14, 2011 letter.

As discussed in the November 30, 2011 telephone conference, based on the most recent update of the Company’s long range plan, the Company has concluded that for periods commencing with its fiscal quarter ending December 31, 2011, it will no longer aggregate the operating results of its Cellular Products Group (“CPG”) and Multi-Market Products Group (“MPG”) into one reportable segment.  As discussed in the November 30, 2011 telephone conference, the Company has undertaken to the Staff to do the following to resolve the Staff’s comments:

  Provide the proposed disclosure for the quarterly report on Form 10-Q for the third quarter ending December 31, 2011 (the "Form 10-Q") to reflect segment reporting in accordance with ASC 280-10-50 for the notes to the Condensed Consolidated Financial Statements;

  Provide the proposed disclosure for the Form 10-Q to reflect segment reporting for the Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

  Provide a list of current outstanding registration statements.

Request 1:  We respectfully submit to the Staff the following draft note on reportable segment information in the Condensed Consolidated Financial Statements to be included in the Form 10-Q:

Note X.        OPERATING SEGMENT INFORMATION

RFMD’s operating segments as of December 31, 2011 include Cellular Products Group (CPG), Multi-Market Products Group (MPG) and Compound Semiconductor Group (CSG).  During the third quarter of fiscal 2012, the Company re-evaluated its reportable segments under ASC 280 and based on new facts and circumstances it was determined that it could no longer qualify for the aggregation criteria.

CPG is a leading supplier of radio frequency components for mobile devices.  CPG supplies components such as power amplifier (PA) modules and transmit modules, which perform various functions in the cellular front end section located between the transceiver and the antenna.  CPG is also a growing supplier of switch-based content in the cellular front end section, including antenna switch modules, antenna tuning solutions, switch filter modules and switch duplexer modules, which are increasingly required in next-generation 3G and 4G devices.  CPG supplies its broad portfolio of cellular RF components into mobile devices including handsets, USB modems, netbooks, notebooks, tablets and machine-to-machine devices.

MPG is a global supplier of a broad array of RF components, such as power amplifiers, low noise amplifiers, variable gain amplifiers, high power GaN transistors and modulators, attenuators, mixers, modulators, switches, voltage-controlled oscillators (VCO’s), phase locked loop modules, circulators, isolators, multi-chip modules, front-end modules, and a range of military and space components (amplifiers, mixers, VCOs, power dividers and transformers).  Major communications applications include mobile wireless infrastructure (2G, 3G and 4G), point-to-point and microwave radios, WiFi (infrastructure and mobile devices), and cable television wireline infrastructure and optical access for hybrid-fiber coaxial (HFC) networks.  Industrial applications include Smart Energy/AMI, private mobile radio, and test and measurement equipment.  Aerospace and defense applications include military communications, radar and electronic warfare, as well as space communications.

CSG is a new business group established to pursue business opportunities based on RFMD’s compound semiconductor technology and expertise in end markets and applications outside the Company’s traditional, core RF end markets.  CSG includes RFMD’s foundry services as well as RFMD’s new technology commercialization center, which focuses on the identification, investigation and validation of compound semiconductor-based business opportunities.

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As of December 31, 2011, the Company’s reportable segments are CPG and MPG, as CSG does not currently meet the quantitative threshold for an individually reportable segment under ASC 280-10-50-12.  These business segments are based on the organizational structure and information reviewed by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker (or CODM), and are managed separately based on the end markets and applications they support.  The CODM allocates resources and assesses the performance of each operating segment using operating income (loss) and operating income as a percentage of revenue.

The “All other” category includes operating expenses such as stock-based compensation, amortization of purchased intangible assets, net restructuring costs, and other miscellaneous corporate overhead expenses that we do not allocate to our reportable segments because these expenses are not included in the segment operating performance measures evaluated by our CODM.  We have recast certain prior period amounts within this note to conform to the way we currently internally manage and monitor segment performance.  The CODM does not evaluate operating segments using discrete asset information.  Our operating segments do not record inter-company revenue.  We do not allocate gains and losses from equity investments, interest and other income, or taxes to operating segments.  Except as discussed above regarding the “All other” category, the Company’s accounting policies for segment reporting are the same as for RFMD as a whole.

The following tables present details of our reportable segments and a reconciliation of the “All other” category (in thousands):

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Net revenue:
CPG	$-	$-	$-	$-
MPG	-	-	-	-
Other operating segment	-	-	-	-
Total net revenue	$-	$-	$-	$-

Operating income (loss):
CPG	$-	$-	$-	$-
MPG	-	-	-	-
Other operating segment	-	-	-	-
All other	-	-	-	-
Total operating income (loss)	-	-	-	-

Interest expense	-	-	-	-
Interest income	-	-	-	-
Loss on retirement of convertible subordinated notes	-	-	-	-
Other income	-	-	-	-
Income before income taxes	$-	$-	$-	$-

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	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Reconciliation of "All other" category:
Share-based compensation expense	$-	$-	$-	$-
Amortization of intangible assets	-	-	-	-
Other (income) expenses (restructuring, (gain) loss on PP&E, integration, start-up costs and other non-cash expenses)	-	-	-	-
Total operating income (loss) for "All other"	$-	$-	$-	$-

For the nine months ended December 31, 2011, XX customer(s) exceeded 10% of our net consolidated revenue and accounted for XX% of our net consolidated revenue.  For the nine months ended January 1, 2011, XX customer(s) exceeded 10% of our net revenue and accounted for XX% of our net revenue.  The majority of the revenue from these customers was from the sale of XXX in XXX operating segment(s).

Request 2:  We respectfully submit to the Staff the following draft excerpt of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, including a detailed discussion and analysis of our operating segment information, to be included in the Form 10-Q:

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

The following Management's Discussion and Analysis (“MD&A”) is intended to help the reader understand the consolidated results of operations and financial condition of RF Micro Devices, Inc.  MD&A is provided as a supplement to, and should be read in conjunction with, our Condensed Consolidated Financial Statements and accompanying notes.

We are a recognized global leader in the design and manufacture of high-performance radio frequency (RF) components and compound semiconductor technologies.  Our products enable worldwide mobility, provide enhanced connectivity and support advanced functionality in the mobile device, wireless infrastructure, wireless local area network (WLAN or WiFi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets.  We are recognized for our diverse portfolio of semiconductor technologies and RF systems expertise, and we are a preferred supplier to the world's leading mobile device, customer premises and communications equipment providers.

We design, develop, manufacture and market our products to both domestic and international OEMs and ODMs in both wireless and wired communications applications, in each of our following operating segments.

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  Cellular Products Group (CPG) – CPG is a supplier of radio frequency components for mobile devices.  CPG supplies components such as power amplifier (PA) modules and transmit modules, which perform various functions in the cellular front end section located between the transceiver and the antenna.  CPG also supplies switch-based content in the cellular front end section, including antenna switch modules, antenna tuning solutions, switch filter modules and switch duplexer modules, which are increasingly required in next-generation 3G and 4G devices.  CPG supplies its broad portfolio of cellular RF components into mobile devices including handsets, USB modems, netbooks, notebooks, tablets and machine-to-machine devices.

  Multi-Market Products Group (MPG) – MPG is a global supplier of a broad range of RF components such as power amplifiers, low noise amplifiers, variable gain amplifiers, high power GaN transistors and modulators, attenuators, mixers, modulators, switches, voltage-controlled oscillators (VCO’s), phase locked loop modules, circulators, isolators, multi-chip modules, front-end modules, and a range of military and space components (amplifiers, mixers, VCOs, power dividers and transformers).  Major communications applications include mobile wireless infrastructure (2G, 3G and 4G), point-to-point and microwave radios, WiFi (infrastructure and mobile devices), and cable television wireline infrastructure and optical access for hybrid-fiber coaxial (HFC) networks.  Industrial applications include Smart Energy/AMI, private mobile radio, and test and measurement equipment.  Aerospace and defense applications include military communications, radar and electronic warfare, as well as space communications.

  Compound Semiconductor Group (CSG) – CSG is a new business group established to pursue business opportunities based on our compound semiconductor technology and expertise in end markets and applications outside our traditional, core RF end markets.  CSG includes RFMD’s foundry services as well as RFMD’s new technology commercialization center, which focuses on the identification, investigation and validation of compound semiconductor-based business opportunities.

As of December 31, 2011, our reportable segments are CPG and MPG, as CSG does not currently meet the quantitative threshold for an individually reportable segment under ASC 280-10-50-12.  The “All Other” category includes operating expenses such as stock-based compensation, amortization of purchased intangible assets, net restructuring costs, and other miscellaneous corporate overhead expenses that we do not allocate to our reportable segments because these expenses are not included in the segment operating performance measures evaluated by our Chief Executive Officer, who is our chief operating decision maker (or CODM).

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THIRD QUARTER FISCAL 2012 FINANCIAL HIGHLIGHTS:

  Our overall quarterly revenue decreased/increased by XX% as compared to the third quarter of fiscal 2011 primarily due to [include a discussion regarding overall drivers for the period and in comparison on a year-over-year basis, including specific product drivers and any other material influences on revenues].

  Our overall gross margin for the quarter was XX% as compared to XX% in the corresponding quarter of fiscal 2011.  The decrease/increase was due to [include a discussion regarding overall drivers for the period and in comparison on a year-over-year basis, including factory utilization discussions, average selling prices and product mix.]

  Our overall operating income was $XX million for the third quarter of fiscal 2012 as compared to $XX million for the third quarter of fiscal 2011.

  Cash flow from operations was $XX million for the third quarter of fiscal 2012 as compared to $XX million for the third quarter of fiscal 2011.

  Inventory totaled $XX million at December 31, 2011, reflecting turns of X.X as compared to $XX million and turns of X.X at January 1, 2011.

  During the third quarter of fiscal 2012, we repurchased XX million shares of our common stock at an average price of $X.XX on the open market.

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RESULTS OF OPERATIONS

Consolidated

The following tables present a summary of our consolidated condensed results of operations for the three and nine months ended December 31, 2011 and January 1, 2011:

Three Months Ended
	December 31, 2011	% of Revenue	January 1, 2011	% of Revenue	Increase (Decrease)	Percentage Change
(In thousands, except percentages)
Revenue	$-	-%	$-	-%	$-	-%
Cost of goods sold	-	-	-	-	-	-
Gross margin	-	-	-	-	-	-
Research and development	-	-	-	-	-	-
Marketing and selling	-	-	-	-	-	-
General and administrative	-	-	-	-	-	-
Other operating expense	-	-	-	-	-	-
Operating income	$-	-%		$-%	-	-

Nine Months Ended
	December 31, 2011	% of Revenue	January 1, 2011	% of Revenue	Increase (Decrease)	Percentage Change
(In thousands, except percentages)
Revenue	$-	-%	$-	-%	$-	-%
Cost of goods sold	-	-	-	-	-	-
Gross margin	-	-	-	-	-	-
Research and development	-	-	-	-	-	-
Marketing and selling	-	-	-	-	-	-
General and administrative	-	-	-	-	-	-
Other operating expense	-	-	-	-	-	-
Operating income	$-	-%	$-	-%	-	-

Our overall revenue decreased/increased during the three and nine months ended December 31, 2011 as compared to the corresponding periods of fiscal 2011 primarily due to [include a discussion regarding overall drivers for the period and in comparison on a year-over-year basis, including specific product drivers and any other material influences].

Our overall gross margin for the three and nine months ended December 31, 2011 decreased/increased as compared to the corresponding periods of fiscal 2011 due to [include a discussion regarding overall drivers for the period and in comparison on a year-over-year basis, including factory utilization discussions, average selling prices, product mix and any other material influences.]

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Our overall operating income was $XX million and $XX million for the three and nine months ended December 31, 2011, respectively, compared to operating income of $XX million and $XX million for the three and nine months ended January 1, 2011.  Our operating income decreased/increase primarily due to [include a discussion regarding overall drivers for the period and in comparison on a year-over-year basis, including specific operating expense drivers and any other material influences].

Segment Product Revenue, Operating Income (Loss) and Operating Income (Loss) as a Percentage of Revenue

Cellular Products Group

Three Months Ended
	December 31, 2011	% of Revenue	January 1, 2011	% of Revenue	Increase (Decrease)	Percentage Change
(In thousands, except percentages)
Revenue	$-	-%	$-	-%	$-	-%
Operating income	-	-	-	-	-	-
Operating income (loss) as a % of revenue	-	-	-	-	-	-
Nine Months Ended
	December 31, 2011	% of Revenue	January 1, 2011	% of Revenue	Increase (Decrease)	Percentage Change
(In thousands, except percentages)
Revenue	$-	-%	$-	-%	$-	-%
Operating income	-	-	-	-	-	-
Operating income (loss) as a % of revenue	-	-	-	-	-	-

[We will discuss the changes in product revenue and operating income for the current three and nine months ended December 31, 2011 as compared to the three and nine months ended January 1, 2011 with specific details regarding CPG including product discussions, operating expenses specific to segment, average selling price changes and other material influences.]

Multi-Market Products Group

Three Months Ended
	December 31, 2011	% of Revenue	January 1, 2011	% of Revenue	Increase (Decrease)	Percentage Change
(In thousands, except percentages)
Revenue	$-	-%	$-	-%	$-	-%
Operating income	-	-	-	-	-	-
Operating income (loss) as a % of revenue	-	-	-	-	-	-
Nine Months Ended
	December 31, 2011	% of Revenue	January 1, 2011	% of Revenue	Increase (Decrease)	Percentage Change
(In thousands, except percentages)
Revenue	$-	-%	$-	-%	$-	-%
Operating income	-	-	-	-	-	-
Operating income (loss) as a % of revenue	-	-	-	-	-	-

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[We will discuss the changes in product revenue and operating income for the current three and nine months ended December 31, 2011 as compared to the three and nine months ended January 1, 2011 with specific details regarding MPG including product discussions, operating expenses specific to segment, average selling price changes and other material influences.]

See Note X to the Condensed Consolidated Financial Statements for a reconciliation of segment operating income to the consolidated operating income for the three and nine months ended December 31, 2011 and January 1, 2011.

Operating Expenses
Research and development expenses increased for the three and nine months ended December 31, 2011 compared to the corresponding periods of fiscal 2011, primarily due to [include a discussion of the overall drivers and material influences].

Marketing and selling expenses increased for the three and nine months ended December 31, 2011 compared to the corresponding periods of fiscal 2011, primarily due to [include a discussion of the overall drivers and material influences].

General and administrative expenses remained relatively consistent for the three and nine months ended December 31, 2011 as compared to the corresponding periods of fiscal 2011.   [We will include a discussion of the overall drivers and material influences as appropriate.]

Request 3:  We respectfully submit to the Staff the list below of current outstanding registration statements:

Registration Statements on Form S-8: Nos. 333-31037, 333-93035, 333-107805, 333-127300, 333-136250, 333-136251, 333-136252, 333-147432, 333-155524, 333-161126, 333-168659, and 333-168660.

            The following Registration Statements cover the ongoing issuance of equity awards and issuance of underlying equity upon exercise or vesting of equity awards: Nos. 333-107805, 333-127300, 333-136250, 333-136251, 333-136252, 333-155524, 333-161126, 333-168659, and 333-168660. The following Registration Statements cover the issuance of underlying equity upon exercise or vesting of equity awards: Nos. 333-31037, 333-93035, and 333-147432.

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Closing

The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff.  If you have any questions regarding the foregoing, kindly contact the undersigned at 336.678.7975.  Thank you for your time and attention.

Sincerely,

                                                                        /s/William A. Priddy, Jr.
                                                                            William A. Priddy, Jr.

                                                                            Chief Financial Officer and Vice President,
                                                                            Finance and Administration

cc:        Barry Church

            Gina Harrison
            Laura Miller

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